UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE

SECURITIES EXCHANGE ACT OF 1934

For the month of July, 2023.

Commission File Number: 001-38763

MILLICOM INTERNATIONAL CELLULAR S.A.

(Exact Name of Registrant as Specified in Its Charter)

2, Rue du Fort Bourbon,

L-1249 Luxembourg

Grand Duchy of Luxembourg

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	☒	Form 40-F	☐

MILLICOM INTERNATIONAL CELLULAR S.A.

INDEX TO FURNISHED MATERIAL

Item
______

1. Press release dated July 19, 2023.

Item 1

Remuneration of Directors and Executives by distribution of Millicom (Tigo) shares

Luxembourg, July 19, 2023 – Millicom International Cellular S.A. ("Millicom") announces that, in accordance with the resolution of its shareholders at the annual general meeting held on May 31, 2023, it has distributed a total of 53,343 shares to members of its Board of Directors representing the share-based portion of non-executive director remuneration for the period from the date of the 2023 AGM to the 2024 AGM, planned to be held in May 2024.

Millicom also announces that, in accordance with the vesting terms and conditions of its deferred share-based compensation plans, approved at Millicom’s 2020, 2021, and 2022 annual general meetings of shareholders, it has distributed treasury shares to eligible plan participants, including 86,909 shares to its executive management.

Details of the distributions are disclosed on Millicom’s website.

For further information, please contact:

Press: Sofía Corral, Director Corporate Communications press@millicom.com	Investors: Michel Morin, VP Investor Relations Sarah Inmon, Director Investor Relations investors@millicom.com

About Millicom

Millicom (NASDAQ U.S.: TIGO, Nasdaq Stockholm: TIGO_SDB) is a leading provider of fixed and mobile telecommunications services in Latin America. Through our TIGO® and Tigo Business® brands, we provide a wide range of digital services and products, including TIGO Money for mobile financial services, TIGO Sports for local entertainment, TIGO ONEtv for pay TV, high-speed data, voice, and business-to-business solutions such as cloud and security. As of March 31, 2023, Millicom employed approximately 19,300 people and provided mobile and fiber-cable services through its digital highways to more than 45 million customers, with a fiber-cable footprint over 13 million homes passed. Founded in 1990, Millicom International Cellular S.A. is headquartered in Luxembourg. For more information, visit millicom.com. Connect with Millicom on Twitter, Instagram, Facebook, and LinkedIn.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

MILLICOM INTERNATIONAL CELLULAR S.A. (Registrant)
By:	/s/ Salvador Escalón
	Name:	Salvador Escalón
	Title:	Executive Vice President, Chief Legal and Compliance Officer

Date: July 19, 2023